

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 6, 2008

Mr. Cary Baetz, Chief Financial Officer
Boots & Coots International Well Control Inc.
7908 N. Sam Houston Parkway W., 5th Floor
Houston, Texas 77064

> **Re:** **Boots & Coots International Well Control Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 13, 2008**
> **File No. 1-13817**

Dear Mr. Baetz:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Chris White
Branch Chief